State of Delaware Secretary of State Division of Corporations Delivered 03:21 PM 12/02/2005 FILED 03:21 PM 12/02/2005 SRV 050981479 – 2363011 FILE

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
FIRST LOOK STUDIOS, INC.

Pursuant to Section 242 of the General Corporation Law of Delaware, the undersigned Chief Executive Officer of First Look Media, Inc. (the “Corporation”) does hereby certify:

           FIRST: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first sentence of Article FOURTH and by substituting the following new first sentence to Article FOURTH in lieu thereof:

“FOURTH. The aggregate number of shares of capital stock of the Corporation (referred to herein as “Shares”) that the Corporation shall have authority to issue is 110 million Shares, of which 100 million will be common stock having a par value of $0.001 per share (the “Common Stock”) and 10 million will be series preferred stock having a par value of $0.001 per share (the “Series Preferred Stock”).

           SECOND: The foregoing amendment to the Restated Certificate of Incorporation was duly approved by the Corporation’s Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and thereafter was duly approved by the written consent of the shareholders holding at least a majority of the combined voting power of the outstanding voting stock of the corporation in accordance with the provisions of the Restated Certificate of Incorporation and Sections 228 and 242 of the General Corporation Law of the State of Delaware.

           IN WITNESS WHEREOF, I have executed this Certificate of Amendment this 1st day of December __, 2005.

/s/ Henry Winterstern HENRY WINTERSTERN Chief Executive Officer